Exhibit 99.2

ITW Conference Call

Fourth Quarter

2006

ITW
Agenda

1. Introduction………………….. John Brooklier

2. Financial Overview……………... Ron Kropp

3. Manufacturing Segments……… John Brooklier

4. Forecast 2007…………………… Ron Kropp

5. Q & A………………......…………David Speer/Ron Kropp/John Brooklier

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding end market conditions, base revenue growth, earnings growth, operating income, tax rates, use of free cash, share repurchases and potential acquisitions for the 2007 full year and the Company's related forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a downturn in the construction, automotive, general industrial, food institutional and retail, or real estate markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, the European Community, Asia and Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company's product lines, (5) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Conference Call Playback

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Telephone replay available through midnight of February 13, 2007

Webcast / PowerPoint replay available at itw.com website

ITW
Quarterly Highlights

	2005	2006	F(U) Last Year	
	Q4	Q4	Amount	%
Operating Revenues	3,252.2	3,640.5	388.3	11.9%
Operating Income	557.1	594.3	37.2	6.7%
% of Revenues	17.1%	16.3%	-0.8%	
Net Income				
Income Amount	400.6	439.3	38.7	9.7%
Income Per Share-Diluted	0.71	0.77	0.06	8.5%
Average Invested Capital	8,330.8	9,703.1	(1,372.3)	-16.5%
Return on Average Invested Capital	18.7%	17.8%	-0.9%	
Free Operating Cash Flow	411.6	658.1	246.5	59.9%

ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Manufacturing Business			
Operating Leverage	2.2%	5.2%	0.5%
Nonvolume-related	-	-1.3%	-0.2%
Total	2.2%	3.9%	0.3%
Acquisitions / Divestitures	8.1%	0.2%	-1.3%
Translation	2.1%	1.6%	-
Impairment	-	-0.4%	-0.1%
Restructuring	-	1.4%	0.2%
Intercompany	-0.5%	-	0.1%
Total	11.9%	6.7%	-0.8%

ITW
Non Operating & Taxes

	2005 Q4	2006 Q4	F(U) Last Year Amount	%
Operating Income	557.1	594.3	37.2	6.7%
Interest Expense	(25.1)	(26.9)	(1.8)	
Investment Income	40.6	13.9	(26.7)	
Other Income(Expense)	(0.2)	24.4	24.6	
Net Income-P/T	572.4	605.7	33.3	5.8%
Income Taxes	171.8	166.4	5.4	
% to Pre Tax Income	30.0%	27.5%	2.5%	
Net Income-A/T	400.6	439.3	38.7	9.7%

ITW
Invested Capital

	12/31/05	9/30/06	12/31/06
Trade Receivables	2,098.3	2,369.7	2,471.3
Days Sales Outstanding	58.1	60.3	61.1
Inventories	1,203.1	1,444.6	1,482.5
Months on Hand	1.7	1.9	1.9
Other Current Assets	439.8	659.6	662.4
Accounts Payable & Accruals	(1,747.8)	(1,919.0)	(2,173.9)
Operating Working Capital	1,993.4	2,554.9	2,442.3
% to Revenue(Prior 4 Qtrs.)	16%	19%	17%
Net Plant & Equipment	1,807.1	1,979.1	2,053.5
Investments	896.5	917.7	595.1
Goodwill and Intangibles	3,678.9	4,311.2	5,138.7
Other, net	11.8	(180.7)	(405.7)
Invested Capital	8,387.7	9,582.2	9,823.9

ITW
Debt & Equity

	12/31/05	9/30/06	12/31/06
Total Capital			
Short Term Debt	252.9	524.6	462.7
Long Term Debt	958.3	964.3	955.6
Total Debt	1,211.2	1,488.9	1,418.3
Stockholders' Equity	7,546.9	8,711.2	8,995.8
Total Capital	8,758.1	10,200.1	10,414.1
Less:			
Cash	(370.4)	(617.9)	(590.2)
Net Debt & Equity	8,387.7	9,582.2	9,823.9
Debt to Total Capital	14%	15%	14%

ITW
Cash Flow

	2005 Q4	2006 Q4
Net Income	400.6	439.3
Adjust for Non-Cash Items	34.7	172.2
Changes in Operating Assets & Liabilities	53.4	124.8
Net Cash From Operating Activities	488.7	736.3
Additions to Plant & Equipment	(77.1)	(78.2)
Free Operating Cash Flow	411.6	658.1
Share Repurchases	-	(198.9)
Acquisitions	(314.2)	(650.4)
Purchase of Investments	(29.0)	(19.5)
Dividends	(92.4)	(119.0)
Debt	(131.6)	(89.5)
Proceeds from Investments	173.9	335.0
Other	0.8	56.5
Net Cash Increase(Decrease)	19.1	(27.7)

ITW
Return on Average Invested Capital

Current Quarter	2005 Q4	2006 Q4	F(U) Prior Yr.
Operating Income after Taxes	390.0	431.1	41.1
Operating Margins - A/T	12.0%	11.8%	-0.2%
Average Invested Capital	8,330.8	9,703.1	(1,372.3)
Capital Turnover	1.56	1.50	(0.06)
Return on Average Invested Capital	18.7%	17.8%	-0.9%

Year to Date	2005 Q4	2006 Q4	F(U) Prior Yr.
Operating Income after Taxes	1,466.5	1,700.7	234.2
Operating Margins - A/T	11.5%	12.1%	0.6%
Average Invested Capital	8,277.7	9,156.4	(878.7)
Capital Turnover	1.55	1.54	(0.01)
Return on Average Invested Capital	17.7%	18.6%	0.9%

ITW
Acquisitions

	2005				2006			
	Q1	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Annual Revenues Acquired	151	36	105	292	353	154	388	820
Purchase Price								
Net Cash Paid	188	12	113	314	199	82	447	650
Stock Issued	-	-	-	-	163	-	-	-
Total	188	12	113	314	362	82	447	650
Number of Acquisitions								
North America								
Engineered Products	1	1	5	4	2	4	5	4
Specialty Systems	1	-	3	1	2	4	4	4
International								
Engineered Products	-	1	-	-	4	-	2	11
Specialty Systems	1	1	3	-	3	2	2	-
Total	3	3	11	5	11	10	13	19

Key Economic Data

- **In Q4: international growth trended up; North American growth moved down**

- **International fundamentals support growth:**
  - **Euro-Zone ISM: 56.5% in December '06 vs. 56.6% in September '06**
  - **EuroZone industrial production: +2.5% in November '06**
  - **Germany industrial production: +6.1% in November '06**

- **North America trends down:**
  - **December '06 ISM Index was 51.4% vs. 52.9% in September '06**
  - **ISM New Order Index was 52.1% in December '06 vs. 54.2% in September '06**
  - **Industrial Production (excluding technology) was +1.8% in December '06 vs. +4.9% in September '06**

ITW
Engineered Products - North America

	2005 Q4	2006 Q4	F(U) Last Year Amount	%
Operating Revenues	916.7	943.4	26.7	2.9%
Operating Income	156.9	143.6	(13.3)	-8.5%
Operating Margins	17.1%	15.2%	-1.9%	

Engineered Products - North America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	-5.0%	-11.8%	-1.2%
Nonvolume-related	-	3.9%	0.7%
Total	-5.0%	-7.9%	-0.5%
Acquisitions / Divestitures	7.8%	0.7%	-1.1%
Translation	0.1%	-	-
Impairment	-	-	-
Restructuring	-	-1.3%	-0.3%
Total	2.9%	-8.5%	-1.9%

Engineered Products - North America
Key Points

- Total construction: -7% in Q4 '06

- ITW Construction (tools and fasteners) base revenues: -14% in Q4 '06
  - new housing: -21% in Q4 '06 (housing starts in Q4: -24%)
  - renovation: +9% in Q4 '06
  - commercial: +1% in Q4 '06

- Wilsonart (high pressure laminate): base revenues flat in Q4 '06
  - base laminate products positive in Q4 '06 while flooring was
    negative

- 2007 end market assumptions:
  - new housing starts: -7% to -9%
  - renovation: -1% to -2%
  - commercial construction: +2%

Engineered Products - North America
Key Points

- Auto base revenues: -9% in Q4 '06
- Detroit 3 build rates: -12% in Q4 '06
  - GM: -14%
  - Ford: -20%
  - Chrysler: -2%
- New domestic builds: +3% in Q4 '06
- Detroit 3 inventories: 75 days at 12-31-06
  - GM: 80 days
  - Ford: 70 days
  - Chrysler: 74 days
- New domestics' inventories: 67 days at 12-31-06
- ITW auto build forecast for 2007:
  - Detroit 3 Q1: -10%; FY: -3% to -5%
  - New domestics' : Q1: +6%; FY: +8% to 10%
- Industrial: base revenues flat in Q4 '06
  - Top performers: Fluid Products: +5%; Polymers: +2%; Industrial Plastics: +1%; Contamination Control: -9%

ITW
Engineered Products - International

	2005 Q4	2006 Q4	F(U) Last Year Amount	%
Operating Revenues	723.7	824.7	101.0	13.9%
Operating Income	118.7	134.7	16.0	13.5%
Operating Margins	16.4%	16.3%	-0.1%	

Engineered Products - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	**Operating Income**	**Operating Margins**
Base Business			
Operating Leverage	5.9%	14.5%	1.3%
Nonvolume-related	-	-8.9%	-1.4%
Total	5.9%	5.6%	-0.1%
Acquisitions / Divestitures	3.4%	1.1%	-0.4%
Translation	4.6%	3.8%	-0.1%
Impairment	-	-	-
Restructuring	-	3.0%	0.5%
Total	13.9%	13.5%	-0.1%

Engineered Products - International
Key Points

- **Construction base revenues: +12% in Q4 '06**
  - **Europe: +8% (improvement in wide variety of countries…especially Germany)**

  - **Austral-Asia: +11% (commercial/new housing strength in Australia/New Zealand)**

  - **Wilsonart Intl.: +24% (growth in Germany and UK)**

  - **ITW FY '07 construction forecast:**
    - Europe: commercial construction: +3%; new housing: +1%; renovation: +2%
    - Australia/New Zealand: commercial construction: +6%; new housing: -3%; renovation: +4%
    - China: total construction: +6% to +7 %
    - Southeast Asia: total construction: +3%

- **Automotive base revenues: -1% in Q4 '06**
  - **Builds: -1% in Q4 '06**

  - **Fiat: +11%; Ford Group: +4%; VW Group: flat; PSA Group: -1%; GM Group: -7%; Renault: -15%**

  - **ITW FY '07 build forecast: flat to +2%**

- **Industrial base revenues: +3% in Q4 '06**
  - **Fluid Products: +9%; Polymers: +8%; Industrial Products: -1%**

ITW
Specialty Systems - North America

	2005 Q4	2006 Q4	F(U) Last Year Amount	%
Operating Revenues	1,070.4	1,174.4	104.0	9.7%
Operating Income	198.5	198.8	0.3	0.2%
Operating Margins	18.5%	16.9%	-1.6%	

Specialty Systems - North America
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	1.5%	3.5%	0.3%
Nonvolume-related	-	-1.7%	-0.3%
Total	1.5%	1.8%	0.0%
Acquisitions / Divestitures	8.1%	-1.6%	-1.6%
Translation	0.1%	0.1%	-
Impairment	-	0.1%	-
Restructuring	-	-0.2%	-
Total	9.7%	0.2%	-1.6%

Specialty Systems - North America
Key Points

- **Welding base revenues: +13% in Q4 '06 due to strong markets such as energy and heavy fabricators**

- **Food Equipment base revenues: +5% in Q4 '06; restaurant/institutional and service side of business continue to drive growth**

- **Total Packaging base revenues: -10% in Q4 '06**
  - **Industrial packaging: hit by double digit declines in key end markets such as lumber and brick/block**

ITW
Specialty Systems - International

	2005 Q4	2006 Q4	F(U) Last Year Amount	%
Operating Revenues	665.8	838.2	172.4	25.9%
Operating Income	82.9	117.2	34.3	41.3%
Operating Margins	12.5%	14.0%	1.5%	

Specialty Systems - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	8.8%	27.3%	2.1%
Nonvolume-related	-	1.7%	0.2%
Total	8.8%	29.0%	2.3%
Acquisitions / Divestitures	12.3%	1.8%	-1.4%
Translation	4.8%	5.1%	-
Impairment	-	-2.7%	-0.3%
Restructuring	-	8.1%	0.9%
Total	25.9%	41.3%	1.5%

Specialty Systems - International
Key Points

- **Welding: base revenue +19% in Q4 '06 due to strong consumables and equipment sales in Asia and Europe**

- **Finishing: base revenues grew 18% in Q4 '06 thanks to sales of Gema powder based products in Europe and finishing equipment in Asia (Japan and China)**

- **Total packaging: +6% in Q4 '06**
  - **Signode industrial packaging increased 10% in Europe and grew 2% in Asia/Pacific**

ITW
2007 Forecast

	Low	High	Mid Point
1st Quarter			
Base Revenues	1.2%	3.2%	2.2%
Income Per Share-Diluted	$0.69	$0.73	$0.71
%F(U) 2006	6%	12%	9%
Full Year			
Base Revenues	2.5%	4.5%	3.5%
Income Per Share-Diluted	$3.27	$3.39	$3.33
%F(U) 2006	9%	13%	11%

ITW 2007 Forecast
Key Assumptions

- Exchange rates hold at current levels.

- Acquired revenues in the $800 million to $1.2 billion range.

- Share repurchases of $500 million to $700 million for the year.

- Restructuring cost of $30 to $50 million.

- Impairment of goodwill/intangibles of $15 to $25 million in the first quarter.

- Nonoperating investment income of $25 to $30 million, which is lower than 2006 by $50 to $55 million.

- Tax rate of 29.75% for the first quarter and the full year.

ITW Conference Call

Q & A

Fourth Quarter

2006